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September 26, 2019

VIA EDGAR

Elisabeth M. Bentzinger

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	Western Asset Mortgage Defined Opportunity Fund Inc.

Definitive Proxy Statement on Schedule 14A, File No. 811-22369

Dear Ms. Bentzinger:

On behalf of Western Asset Mortgage Defined Opportunity Fund Inc. (the “Fund”), we hereby file with the staff (the “Staff”) of the Division of Investment Management of the Securities and Exchange Commission (the “Commission”) the Fund’s Definitive Proxy Statement on Schedule 14A (the “Definitive Proxy Statement”). The Definitive Proxy Statement includes revisions to the Preliminary Proxy Statement on Schedule 14A (the “Preliminary Proxy Statement”) in response to the Staff’s oral comments received on September 19, 2019 (the “Comments”).

In addition, we are providing the following responses to the Staff’s Comments. To assist your review, we have retyped our record of the Staff’s Comments in italics below. Page references in the responses correspond to the pages of the Definitive Proxy Statement. Unless otherwise defined below, terms defined in the Definitive Proxy Statement and used below shall have the meanings given to them in the Definitive Proxy Statement.

General Comment

1.

For future filings, please indicate at the beginning of the Preliminary Proxy Statement that it is a preliminary copy that is subject to completion pursuant to Rule 14a-6(a) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The Fund will include this disclosure in any future filings.

Definitive Proxy Statement Comments

1.

Please update the proposal and include disclosure that the Amendment will eliminate the fundamental policy of the Fund to intend to liquidate and distribute substantially all of the Fund’s net assets to stockholders, after making appropriate provision for any liabilities of the Fund, on or about March 1, 2022.

The Fund has revised its disclosure in the Definitive Proxy Statement in response to this comment.

2.

As the Amendment will involve the elimination of a fundamental policy of the Fund, please add disclosure to clarify that the Amendment must be approved by the holders of a majority of the Fund’s outstanding voting securities, as defined in the Investment Company Act of 1940, as amended (the “1940 Act”), including outstanding preferred shares.

The Fund has revised its disclosure in the Definitive Proxy Statement in response to this comment. The Fund confirms that there are no outstanding preferred shares.

Securities and Exchange Commission	September 26, 2019

3.	Please confirm supplementally that the Fund will send a Notice of Internet Availability of Proxy Materials pursuant to Rule 14a-16 under the Exchange Act.

The Fund confirms that it will mail a full set of proxy materials to stockholders and, as such, a Notice of Internet Availability of Proxy Materials is not required to be mailed to stockholders.

4.	Pursuant to Item 22(a)(3)(i) of Schedule 14A, please state the name and address of the Fund’s principal underwriter.

The Fund does not currently have a principal underwriter.

5.

The disclosure on page 2 indicates that, “A majority of the shares of the Fund entitled to vote at the Meeting, represented in person or by proxy, will constitute a quorum of stockholders at the Meeting.” However, the disclosure on the prior page says that quorum satisfied by a “majority of the outstanding shares of the Fund’s common stock . . . entitled to vote at the Meeting.” Please revise the disclosure to make the quorum standard consistent.

As there are no outstanding preferred shares, a majority of the Fund’s outstanding common stock is a majority of the Fund’s outstanding shares. The Fund has revised its disclosure in the Definitive Proxy Statement in response to this comment.

6.	Please clarify what is meant by the term “perpetual” fund on page 4.

The Fund has revised its disclosure in the Definitive Proxy Statement in response to this comment.

7.

The disclosure on page 4 states that, “As a result of the Fee Waiver, the Fund’s overall expense ratio would be expected to decrease following stockholder approval of the Amendment, which, all other factors being equal, should allow the Fund to increase the net income from its investments while the Fee Waiver is in effect.” Please clarify how the Fee Waiver is expected to reduce the Fund’s expense ratio and increase its net income, as opposed to simply offsetting the cost of the proxy solicitation and mitigating Management’s inherent conflict of interest in recommending that stockholders approve the Amendment.

The Fund reasonably expects that the Fee Waiver will not only offset the cost of the proxy solicitation and mitigate Management’s inherent conflict of interest in recommending that stockholders approve the Amendment, but will also reduce the Fund’s management fee expenses. The Fund has revised its disclosure in the Definitive Proxy Statement in response to this comment.

8.

Under the question “What are the risks of the Amendment?” on page 5, please disclose the risk that, if the Amendment is approved, stockholders will have no mechanism to dispose of their Common Stock at net asset value (“NAV”), and that the Common Stock could be trading on the open market at a premium or discount relative to NAV at the time the stockholder seeks to exit their investment in the Fund.

The Fund has revised its disclosure in the Definitive Proxy Statement in response to this comment.

9.

The disclosure on pages 5-6 states that, “[T]he Fund would retain a portion of the contractual management fee from the effective date of the Amendment for a period of two years.” Please clarify that this amount would be offset by the cost of the proxy solicitation, which will be borne by the Fund. Please also revise the disclosure as to remove references to the Fee Waiver being a benefit to the Fund and its stockholders, as the Fee Waiver appears to be offset by the cost of the proxy solicitation.

The Fund reasonably expects that the Fee Waiver will not only offset the cost of the proxy solicitation and mitigate Management’s inherent conflict of interest in recommending that stockholders approve the Amendment, but will also reduce the Fund’s management fee expenses. The Fund has revised its disclosure in the Definitive Proxy Statement in response to this comment to clarify that the Fee Waiver will both offset the cost of the proxy solicitation and reduce the Fund’s expense ratio.

10.	Under the question “Who will pay for the costs of this proxy solicitation?” on page 6, please clarify that the costs of the proxy solicitation will be indirectly borne by the stockholders.

The Fund has revised its disclosure in the Definitive Proxy Statement in response to this comment.

Securities and Exchange Commission	September 26, 2019

11.

In the section titled “The Fee Waiver” on page 9, please disclose whether the Adviser may recoup any portion of the waived management fees. Please disclose that any recoupments would be limited to the lesser of (1) the expense cap in effect at the time of waiver, and (2) the expense cap in effect at the time of recapture.

The Fund confirms that the Adviser may not recoup any portion of the waived management fees and notes that the Fee Waiver involves only a management fee waiver, and not an expense cap. As such, the Fund respectfully declines to revise its disclosure in the Definitive Proxy Statement in response to this comment.

12.	In the section titled “Changes to the Fund’s Investment Strategy, 80% Policy and Name” on page 9, please briefly describe the definition of a “mortgage whole loan.”

The Fund has revised its disclosure in the Definitive Proxy Statement in response to this comment.

13.

With respect to the section titled “Board’s Consideration of the Amendment” on page 11, please confirm supplementally that this disclosure covers all aspects of the Board’s consideration of the Amendment, including any factors that were not in favor of approving the Amendment.

The Fund confirms that this disclosure covers all aspects of the Board’s consideration of the Amendment.

14.

In the section titled “Security Ownership of Management” on page 13, please update the table and disclosure to reflect security ownership information as of the most recent practicable date. Please also disclose whether the Fund compensates the executive officers of the Fund.

The Fund has revised its disclosure in the Definitive Proxy Statement in response to this comment to reflect the security ownership of management as of the most recent practicable date. The Fund confirms that the Fund does not compensate the executive officers of the Fund.

15.	In the section titled “5% Beneficial Ownership” on page 13, please revise to either provide a table for the 5% beneficial owners or remove the reference to a table.

The Fund has revised its disclosure in the Definitive Proxy Statement in response to this comment.

16.	Pursuant to Item 3 of Schedule 14A, please outline the rights of appraisal or similar rights of dissenters with respect to the Proposal or state that there are no such rights.

The Fund notes that there are no rights of appraisal or similar rights of dissenters with respect to the Proposal. The Fund has revised its disclosure in the Definitive Proxy Statement in response to this comment.

Please do not hesitate to call me at (202) 636-5563 or Ryan Brizek at (202) 636-5806 with any questions or further comments regarding this submission or if you wish to discuss any of the above responses.

Very truly yours,

/s/ David W. Blass
David W. Blass

cc:	Ryan Brizek, Simpson Thacher & Bartlett LLP George Hoyt, Legg Mason

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